Magnum Hunter Resources, Inc.
600 E. Las Colinas Blvd., Suite 1100, Irving, TX 75039
Phone (972) 401-0752 Fax (972) 401-3110
Internet Address: http://www.magnumhunter.com

FOR IMMEDIATE RELEASE
NEWS

New York Stock Exchange
*   Common    -  MHR
American Stock Exchange
*   Warrants   -  MHR/WS/A

MAGNUM HUNTER REPORTS
FOURTH QUARTER AND FISCAL YEAR 2004
OPERATING AND FINANCIAL RESULTS

Irving, Texas, March 8, 2005, Magnum Hunter Resources, Inc. (NYSE: MHR), announced today record financial results for the fourth quarter and fiscal year ended December 31, 2004:

	Three Months Ended		Twelve Months Ended
	12/31/04	12/31/03	12/31/04	12/31/03
Daily Mcfe Production Average	246,020	203,704	219,787	200,143
Average Mcfe Price Received (Net of hedges)	$6.22	$3.92	$5.50	$3.90

Daily Natural Gas Production Average (Mcf/d)	174,586	140,103	152,899	136,151
Average Gas Price Received (Net of Hedges)	$6.12	$3.76	$5.41	$3.66

Daily Crude Oil Production Average (Bopd)	11,906	10,600	11,148	10,666
Average Crude Price Received (Net of Hedges)	$38.88	$25.62	$34.27	$26.42

Total Operating Revenues (000's)	$154,852	$83,947	$493,726	$325,014
Net Income (000's)	$42,117	$7,288	$103,573	$26,117
Net Income Per Share (Diluted)	$0.47	$0.11	$1.31	$0.39

Fourth Quarter 2004 Financial Results

During the three months ended December 31, 2004, net income was $42.1 million ($0.47 per diluted share), an increase of 478% as compared to net income of $7.3 million ($0.11 per diluted share) for the three months ended December 31, 2003. During 2003, costs associated with the early retirement of $60 million of 10% Senior Notes due 2007 reduced net income by $2.6 million (pre-tax) for the three months ended December 31, 2003, or $0.02 per diluted share when tax adjusted.

Total revenues for the fourth quarter of 2004 were $154.9 million, an increase of 84% from revenues of $83.9 million reported in the fourth quarter of 2003. Magnum Hunter reported an operating profit of $68.1 million during the fourth quarter of 2004. This represented an increase of 182% over the operating profit of $24.2 million reported for the corresponding 2003 period.

Production volumes totaled 22.6 billion cubic feet equivalent (Bcfe) or 246.0 MMcfe per day for the fourth quarter of 2004, an increase of 21% over production volumes reported for the fourth quarter of 2003. Natural gas production was 71% of total equivalent production during for the fourth quarter of 2004. Production volumes during the fourth quarter of 2004 were up 5% sequentially over the third quarter of 2004.

Natural gas prices realized by the Company were $6.12 per Mcf for the fourth quarter of 2004, compared to $3.76 per Mcf realized during the fourth quarter of 2003, after the impact of commodity price hedges in place during both periods. Oil prices realized were $38.88 per barrel for the fourth quarter of 2004, compared to the $25.62 per barrel realized during the fourth quarter of 2003, after the impact of commodity price hedges in place during both periods.

Fiscal Year 2004 Financial Results

For the fiscal year 2004, net income was $103.6 million ($1.31 per diluted share); nearly quadruple the net income of $26.1 million ($0.39 per diluted share) for the fiscal year 2003. Earnings in both periods were impacted by costs associated with the early retirement of debt. 2004 income was reduced by $12.3 million (pre-tax) due to the redemption of $105 million of 9.6% Senior Notes due 2012. Income for the 2003 period was reduced by $6.7 million (pre-tax) resulting from the early retirement of all of our $140 million of 10% Senior Notes due 2007.

Total revenues during 2004 were $493.7 million compared to $325.0 million during the 2003 period, a nearly 52% increase. Magnum Hunter reported an operating profit of $205.9 million during 2004, up 122% from an operating profit of $92.7 million for the 2003 period. Net cash provided by operating activities increased 85% from $162.6 million in 2003 to $300.6 million for the twelve months ended December 31, 2004.

Oil and natural gas production increased 10% to 80.4 Bcfe or 219.8 MMcfe per day for the twelve months ended December 31, 2004 when compared to the corresponding twelve months ended December 31, 2003. Natural gas production was 70% of total equivalent production volumes for the 2004 fiscal year.

Natural gas prices realized by the Company were $5.41 per Mcf during all of 2004, 48% higher than the $3.66 received in 2003. Crude oil prices realized were $34.27 per barrel for 2004, a 30% increase from the $26.42 per barrel in 2003. The natural gas and crude oil prices discussed above take into account the commodity price hedges in place during such periods.

Commodity Hedges

The Company utilizes commodity hedges as a means to provide a base level of cash flow. During the fourth quarter of 2004, the company had approximately 85.0 Mmcf per day hedged through cost-less collars with a weighted average floor price of $4.03 per MMbtu and a weighted average ceiling price of $6.01 per MMbtu. Approximately 49% of fourth quarter 2004 natural gas production was hedged. On the crude oil side, the company had approximately 4,000 barrels per day hedged through cost-less collars with a weighted average floor price of $23.25 per barrel and a weighted average ceiling price of $28.36 per barrel. Approximately 34% of the Company’s fourth quarter 2004 crude oil production was hedged. During the fourth quarter of 2004, the Company paid approximately $17.6 million more than it received under its commodity hedges and, for the full-year; $45.0 million was paid out due to commodity hedge losses.

Full-Year 2004 Operating Results

Magnum Hunter participated in the drilling of 175 new wells during the twelve months ended December 31, 2004, of which 139 were classified as development and 36 were deemed exploratory. Of these 175 new wells drilled during fiscal year 2004, 167 (137 development and 30 exploratory) were deemed successful and 8 (2 developmental and 6 exploratory) were plugged and abandoned, which provided for an overall success rate of 95% (99% developmental success and 83% exploratory success). Since entering the Gulf of Mexico in 1999, Magnum Hunter has successfully completed 109 wells out of 132 new wells attempted, for an overall success rate of 83%.

Highlights for the fiscal year ended December 31, 2004 in the Gulf of Mexico include exploration discoveries at South Marsh Island 113, West Cameron 457, West Cameron 567, and Vermilion 241. At the beginning of 2004, Magnum Hunter owned interests in 174 OCS blocks. During 2004, Magnum Hunter was very successful at the Central gulf lease sale, with the company adding 53 OCS blocks and ending 2004 with interests in a total of 233 OCS blocks.

Onshore highlights center around the Company’s continuous drilling program in the Morrow/Atoka/Strawn formations in Southeast New Mexico, where we continue to drill increased density wells on acreage held by production and targeting the Morrow, the Atoka, and Strawn reefs. In 2004, our drilling in this area was greatly enhanced by the acquisition of properties from Tom Brown Inc., a subsidiary of EnCana Corporation. In addition to the 465 producing wells, Magnum Hunter also acquired 44,000 net acres of undeveloped mineral leasehold interests. Success in this area remains impressive with a 99% success rate on 97 wells drilled since 1999. The wells continue to average over 1.2 Bcfe of net proved reserves and drilling and completion costs average $1.5 million.

Year End 2004 Proved Reserves

Magnum Hunter’s total proved reserves at December 31, 2004, as fully engineered by the Company’s independent petroleum engineering consultants, DeGolyer and MacNaughton and Cawley Gillespie & Associates, Inc. were 1.01 trillion cubic feet equivalent (“Tcfe”), composed of 610.1 billion cubic feet (“Bcf”) of natural gas (61% of the total) and 66.1 million barrels (“MBbl’s”) of crude oil and natural gas liquids (39% of the total). Approximately 730.7 Bcfe (73% of the total) of the Company’s year-end 2004 total proved reserves were classified as proved developed, with approximately 275.9 Bcfe (27% of the total) classified as proved undeveloped. The Company successfully added approximately 248.6 Bcfe of total proved reserves during 2004 from all sources, which replaced 309% of the approximately 80.4 Bcfe in production. The Company’s reserves life index at year-end 2004 increased by one year to 12.5 years from 11.5 years at year-end 2003.

Recent Announcement To Be Acquired by Cimarex Energy

On January 26, 2005, Magnum Hunter and Cimarex Energy Co. (NYSE:XEC) announced that their respective boards of directors had approved an agreement and plan of merger that provides for the acquisition of Magnum Hunter by Cimarex. Closing is anticipated before the end of the second quarter in 2005, subject to customary regulatory approvals.

Under the terms of the proposed agreement, Magnum Hunter shareholders will receive 0.415 shares of Cimarex common stock for each share of Magnum Hunter common stock that they own. The merger is expected to be non-taxable to the shareholders of both companies. In addition to the merger consideration and prior to closing, Magnum Hunter intends to distribute its ownership interest in TEL Offshore Trust (NasdaqSC: TELOZ) to its common stockholders as a special dividend.

As a result of the merger transaction and based on the 87.1 million Magnum Hunter common shares currently outstanding, Cimarex expects to issue approximately 36.1 million common shares to Magnum Hunter’s common stockholders. On that basis, it is anticipated that after closing, the combined company would have approximately 78 million basic shares outstanding. Cimarex shareholders would own 53.6 percent and Magnum Hunter shareholders will own 46.4 percent of the combined entity.

Management Comments

Commenting on Magnum Hunter’s operating and financial results for fiscal year 2004, Mr. Gary C. Evans, President and CEO of the Company stated, “Magnum Hunter continued executing its game plan during 2004 by completing strategic acquisitions in our onshore regions most familiar to our professional staff, and then exploiting this newly acquired acreage position in a manner that increased the return on our investment. With this new oil and gas production stream added to our existing daily base of operations, and then coupled with an extraordinary commodity price environment, the end result was record revenues, cash flow, and net income that exceeded $100 million. We anticipate continuing our growth by the drill bit during 2005 on our significant inventory base, as we move closer to a final closing on our merger with Cimarex Energy, anticipated sometime during the second quarter. The ultimate test in measuring the improvement in our Company’s operations has been the reaction from our shareholders. Our stock price increased 34% during fiscal 2004 and has increased 73% over the most recent 52 weeks.”

About Magnum Hunter Resources, Inc.

Magnum Hunter Resources, Inc., located in Irving, TX, is an independent oil and gas exploration and production company engaged in three principal activities: (i) the exploration, development and production of crude oil, condensate and natural gas; (ii) the gathering, transmission and marketing of natural gas; and (iii) the managing and operating of producing oil and natural gas properties for interest owners. Its operations are concentrated in the Permian Basin of West Texas and New Mexico, the Gulf of Mexico and in the Mid-Continent and Gulf Coast areas of the U.S.

About Cimarex Energy

Cimarex Energy Co., headquartered in Denver, CO, is an independent oil and gas exploration and production company with operations focused in the Mid-Continent and Gulf Coast areas of the U.S. Its principal operations offices are located in Tulsa, New Orleans and Houston.

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Cimarex Energy Co. and Magnum Hunter Resources, Inc. current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. Risks, uncertainties and assumptions include 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the acquisition; 2) the possibility that problems may arise in successfully integrating the businesses of the two companies; 3) the possibility that the acquisition may involve unexpected costs; 4) the possibility that the combined company may be unable to achieve cost-cutting synergies; 5) the possibility that the businesses may suffer as a result of uncertainty surrounding the acquisition; 6) the possibility that the industry may be subject to future regulatory or legislative actions; 7) the volatility in commodity prices for oil and gas; 8) the presence or recoverability of estimated reserves; 9) the ability to replace reserves; 10) environmental risks; 11) drilling and operating risks; 12) exploration and development risks; 13) competition; 14) the ability of management to execute its plans to meet its goals and other risks that are described in SEC reports filed by Cimarex and Magnum Hunter. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Cimarex and Magnum Hunter. Cimarex and Magnum Hunter assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Additional Information About the Acquisition and Where to Find It:

In connection with the proposed acquisition, Cimarex and Magnum Hunter will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders of Cimarex and Magnum Hunter are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Cimarex, Magnum Hunter and the merger. Investors and security holders may obtain these documents (and any other documents filed by Cimarex and Magnum Hunter with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC may be obtained free of charge (i) at www.cimarex.com or www.magnumhunter.com or (ii) by directing a request to Mary Kay Rohrer, Assistant Corporate Secretary, Cimarex Energy Co., phone: 303-295-3995, fax: 303-295-3494; or Morgan F. Johnston, Corporate Secretary, Magnum Hunter Resources, Inc., phone: 972-401-0752, fax: 972-443-6487. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed acquisition.

Participants in the Solicitation:

Cimarex, Magnum Hunter and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Cimarex and Magnum Hunter in favor of the merger. Information about the executive officers and directors of Cimarex and their ownership of Cimarex common stock is set forth in the proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC in April 2004. Information about the executive officers and directors of Magnum Hunter and their ownership of Magnum Hunter common stock is set forth in the proxy statement for their 2004 Annual Meeting of Stockholders, which was filed with the SEC in August 2004. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Cimarex, Magnum Hunter and their respective executive officers and directors in the merger by reading the joint proxy statement/prospectus when it becomes available.

FOR FURTHER INFORMATION CONTACT

Magnum Hunter Resources, Inc. contact:
Howard Tate, Vice President of Capital Markets
972-401-0752
www.magnumhunter.com

Cimarex Energy Co. contact:
Paul Korus, Vice President & CFO
303-295-3995
www.cimarex.com

MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of dollars)
Unaudited

	December 31,	December 31,
	2004	2003
ASSETS
Current Assets
Cash and cash equivalents	$20,342	$18,693
Restricted cash	212	--
Accounts receivable
Trade, net of allowance of $4,776 and $4,331, respectively	85,462	46,716
Notes receivable	1,396	1,996
Due from affiliates	768	--
Deferred income taxes, current	5,010	8,263
Deposits	3,198	2,713
Available for sale investments	6,067	7,563
Prepaid drilling costs	9,480	8,770
Other current assets	7,579	5,623

Total Current Assets	139,514	100,337
Property, Plant and Equipment
Oil and gas properties, full-cost method
Unproved	94,472	110,467
Proved	1,828,839	1,292,388
Pipelines	36,607	34,149
Other property	9,969	7,805

Total Property, Plant and Equipment	1,969,887	1,444,809
Accumulated depreciation, depletion, amortization and impairment	(472,975)	(348,926)

Net Property Plant and Equipment	1,496,912	1,095,883
Other assets
Deferred financing costs and other	9,608	13,205
Goodwill	56,467	56,467

Total Assets	$1,702,501	$1,265,892

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Trade payables	$65,215	$28,793
Accrued interest	5,764	8,909
Accrued liabilities	15,298	11,228
Due to affiliates	503	1,742
Other current liabilities	8,198	7,060
Revenues payable	10,871	7,860
Suspended revenue payable	22,401	16,049
Derivative liabilities, current	14,046	21,853
Current maturities of long-term debt	2,458	2,009

Total Current Liabilities	144,754	105,503
Long-Term Liabilities
Long-term debt, less current maturities	643,042	595,503
Asset retirement obligations	40,086	32,489
Derivative liabilities, noncurrent	5,981	1,198
Deferred income taxes payable	188,366	141,000
Other non-current liabilities	459	523
Stockholders' Equity
Preferred stock - $.001 par value; 10,000,000 shares authorized, 216,000
designated as Series A; 80,000 issued and outstanding, liquidation amount $0	1	1
Common Stock - $.002 par value; 200,000,000 shares authorized,
91,324,168 and 71,977,759 shares issued, respectively	183	144
Additional paid-in capital	615,046	429,446
Accumulated other comprehensive loss	(12,621)	(13,576)
Retained earnings	108,576	5,003
Common stock in deferred compensation plan, at cost (34,416 shares) .	(192)	(192)
Unearned common stock in KSOP, at cost (880,083 and 1,012,203 shares, respectively)	(6,215)	(6,110)

	704,778	414,716
Treasury stock, at cost (3,931,614 and 3,942,294 shares, respectively)	(24,965)	(25,040)

Total Stockholders' Equity	679,813	389,676

Total Liabilities and Stockholders' Equity	$1,702,501	$1,265,892

MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
Unaudited

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
Operating Revenues:
Oil and gas sales	$141,036	$73,479	$443,412	$284,929
Gas gathering, marketing and processing	11,732	8,802	41,900	35,317
Oil field management services	2,084	1,666	8,414	4,768

Total Operating Revenues	154,852	83,947	493,726	325,014

Operating Costs and Expenses:
Oil and gas production lifting costs	17,092	13,353	60,945	56,262
Production taxes and other costs	13,858	7,689	43,704	32,772
Gas gathering, marketing and processing	8,066	6,113	29,112	25,373
Oil field management services	1,261	945	5,016	3,119
Depreciation, depletion, amortization and accretion	38,828	26,430	127,179	99,614
Gain on sale of assets	(24)	(19)	(288)	(171)
General and administrative	7,664	5,249	22,125	15,347

Total Operating Costs and Expenses	86,745	59,760	287,793	232,316

Operating Profit	68,107	24,187	205,933	92,698
Equity in loss of affiliate	--	(98)	--	(162)
Other income	291	280	2,584	889
Non-cash hedging adjustments	309	245	1,124	1,482
Costs associated with early retirement of debt	--	(2,631)	(12,250)	(6,716)
Interest expense	(9,441)	(10,815)	(38,059)	(47,260)

Income Before Income Tax Benefit (expense)	59,266	11,168	159,332	40,931
Income tax benefit (expense)
Current	(536)	250	(1,977)	250
Deferred	(16,613)	(4,130)	(53,782)	(15,463)

Total Income Tax Benefit (Expense)	(17,149)	(3,880)	(55,759)	(15,213)

Income Before Cumulative Effect of a Change in Accounting Principle
	42,117	7,288	103,573	25,718
Cumulative effect on prior years of a change in accounting
principle, net of income tax of $244	--	--	--	399

Net Income	$42,117	$7,288	$103,573	$26,117

Income per Common Share - Basic	$0.49	$0.11	$1.35	$0.39

Income per Common Share - Diluted	$0.47	$0.11	$1.31	$0.39

Common Shares Used in Per Share Calculation
Basic	86,062,667	66,136,286	76,952,204	66,191,816

Diluted	88,806,863	68,250,780	78,958,618	67,501,811

MAGNUM HUNTER RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of dollars)
Unaudited

		For the Years Ended December 31,
	2004	2003	2002
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income	$103,573	$26,117	$15,522
Adjustments to reconcile net income to cash provided by operating activities:
Cumulative effect of a change in accounting principle	--	(399)	--
Depreciation, depletion, amortization and accretion	127,179	99,614	86,468
Impairment of investments	--	--	621
Amortization of financing fees	2,647	2,377	2,037
Imputed interest on debt due to merger	--	--	108
Increase in allowance for doubtful accounts	841	231	206
Deferred income taxes (benefits)	53,782	15,463	(1,591)
Equity in (income) loss of unconsolidated affiliate	--	162	(792)
Costs associated with early extinguishment of debt	12,250	6,716	1,000
Cost of shares released from KSOP suspense	1,347	1,109	867
Minority interest in consolidated subsidiary	(64)	89	--
Stock compensation	768	3,017	--
Non-cash directors' compensation	145	--	--
Excess of fair value over cost of shares released from KSOP suspense	2,291	441	110
Gain on sale of assets	(288)	(171)	(61)
Other non-cash hedging adjustments	(1,124)	(1,482)	6,626
Changes in certain assets and liabilities, net of the effect of acquisitions
Accounts and notes receivable	(40,357)	6,565	(17,429)
Derivative assets	--	--	3,600
Deposits and other current assets	(2,872)	(4,264)	(9,314)
Accounts payable and accrued liabilities	42,931	(1,081)	(7,449)
(Payment) refund of income taxes	(2,439)	8,134	2,874

Net Cash Provided by Operating Activities	300,610	162,638	83,403

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of assets	22,902	17,123	95,988
Proceeds from sale of unconsolidated affiliate	--	5,160	--
Purchase of land to be held for sale	--	(7,563)	--
Purchase of controlling interest in Metrix Networks, Inc., net of cash acquired	--	(253)	--
Additions to property and equipment	(303,125)	(175,535)	(141,046)
Cash paid for New Mexico property acquisition	(234,180)	--	--
Cash paid in Prize merger net of cash acquired	--	--	(41,095)
(Increase) decrease in other assets	(136)	(17)	238
Loan made for promissory note receivable	--	--	(2,596)
Payments received on promissory note receivable	600	500	--
Distribution from unconsolidated affiliate	--	1,510	256
Investment in unconsolidated affiliate	--	(600)	(1,165)

Net Cash Used In Investing Activities	(513,939)	(159,675)	(89,420)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of debt	466,000	517,375	627,850
Fees paid related to financing activities	(1,011)	(4,428)	(11,961)
Payments of principal on long-term debt and production payment liability	(313,012)	(486,348)	(591,451)
Redemption of notes payable	(115,080)	(134,374)	--
Proceeds from issuance of convertible notes	--	125,000	--
Loan repaid by stockholder	--	--	742
Loan to KSOP	(2,259)	(2,711)	(3,652)
Loan repaid from KSOP	807	380	473
Proceeds from issuance of common stock	10,431	1,245	3,634
Proceeds from issuance of secondary offering of common stock	169,314	--	--
Proceeds from issuance of treasury stock	--	3,448	--
Purchase of warrants	--	--	(128)
Purchase of treasury stock	--	(7,413)	(18,494)
(Increase) decrease in restricted cash for payment of notes payable	(212)	682	(682)
Net decrease in note receivable from affiliate	--	100	--
Purchase common stock for deferred compensation plan	--	(295)	--

Net Cash Provided by Financing Activities	214,978	12,661	6,331

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,649	15,624	314
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	18,693	3,069	2,755

CASH AND CASH EQUIVALENTS AT END OF YEAR	$20,342	$18,693	$3,069